Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 12, 2005

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Williams Scotsman International, Inc. Amendment No. 7
Registration Statement on Form S-1 (File No. 333-124459)

Ladies and Gentlemen:

        On behalf of Williams Scotsman International, Inc., a Delaware corporation (the "Company"), we submit in electronic form for filing the accompanying Amendment No. 7 to the Registration Statement on Form S-1 of the Company, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission on April 29, 2005 and amended on June 10, 2005, July 8, 2005, August 18, 2005, August 25, 2005, September 2, 2005 and September 2, 2005.

        If you have any questions concerning the filing, please do not hesitate to contact either the undersigned at (212) 373-3245 or John C. Kennedy at (212) 373-3025.

Sincerely,
/s/ Gary Li Gary Li

cc:  Gerard E. Holthaus
       John B. Ross, Esq.
                Williams Scotsman International, Inc.
       Jeffrey D. Karpf, Esq.
                Cleary Gottlieb Steen and Hamilton LLP